Mail Stop 3561

June 2, 2010

Mr. Russell A. Gerdin
Chief Executive Officer
Heartland Express, Inc.
901 North Kansas Avenue
North Liberty, IA 52317

      Re: **Heartland Express, Inc.**
               Form 10-K for the year ended December 31, 2009
               Filed February 24, 2010
               File No. 0-15087

Dear Mr. Gerdin:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel